File No. 82-4664

SUPPL

DEC -9 A 5:2

08008214

LOPRO CORPORATION

Index

Translation for:

1. Announcement of Revisions to Forecast of Business Results for the Six Months Ended September 30, 2008 and Fiscal Year Ending March 31, 2009 and Posting of Extraordinary Items

2. Outline of Quarterly Business Results for the Second Quarter Ended September 30, 2008

3. Announcement of Establishment of Record Date for Convocation of Extraordinary General Meeting of Shareholders

4. Brief Description of Japanese Language Documents

PROCESSED
DEC 12 2008
THOMSON REUTERS

File Number: 82-4664

RECEIVED
2008 DEC -9 A 5:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

October 21, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Kazuhiro Ito
General Manager of Finance and IR Division
Tel.: (075) 321-6161

Announcement of Revisions to Forecast of Business Results for the Six Months Ended September 30, 2008 and Fiscal Year Ending March 31, 2009 and Posting of Extraordinary Items

The forecast of business results for the year ending March 31, 2009 (April 1, 2008 through March 31, 2009), which was issued at the time of the announcement of financial statements on May 19, 2008, is hereby revised as follows, based upon trends of recent business results.

Furthermore, extraordinary items will be posted for the second quarter ended September 30, 2008.

1. Revision to Forecast of Consolidated Business Results for the Six Months Ended September 30, 2008 (April 1, 2008 through September 30, 2008)

(in millions of yen, except for per share data)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Forecast (A)	3,500	-4,400	-4,400	-4,450	-40.50
Revised forecast (B)	3,100	-4,800	-4,800	-4,400	-40.04
Amount of increase/decrease (B-A)	-400	-400	-400	50	—
Percentage of increase/decrease (%)	-11.4	—	—	—	—
(Reference) Actual results for six months ended September 30, 2007	8,518	-6,007	-6,012	-5,642	-51.34

2. Revision to Forecast of Consolidated Business Results for the Year Ending March 31, 2009 (April 1, 2008 through March 31, 2009)

(in millions of yen, except for per share data)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Forecast (A)	5,800	-9,800	-9,800	-9,900	-90.09
Revised forecast (B)	4,800	-11,000	-11,000	-10,600	-96.46
Amount of increase/decrease (B-A)	-1,000	-1,200	-1,200	-700	—
Percentage of increase/decrease (%)	-17.2	—	—	—	—
(Reference) Actual results for the year ended March 31, 2008	14,666	-27,548	-27,544	-29,124	-265.03

3. Revision to Forecast of Non-Consolidated Business Results for the Six Months Ended September 30, 2008 (April 1, 2008 through September 30, 2008)

(in millions of yen, except for per share data)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Forecast (A)	3,400	-4,350	-4,350	-4,400	-40.04
Revised forecast (B)	3,100	-4,800	-4,800	-4,400	-40.04
Amount of increase/decrease (B-A)	-300	-450	-450	—	—
Percentage of increase/decrease (%)	-8.8	—	—	—	—
(Reference) Actual results for six months ended September 30, 2007	8,517	-5,968	-5,973	-5,603	-50.99

4. Revision to Forecast of Non-Consolidated Business Results for the Year Ending March 31, 2009 (April 1, 2008 through March 31, 2009)

(in millions of yen, except for per share data)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Forecast (A)	5,600	-9,700	-9,700	-9,800	-89.18
Revised forecast (B)	4,700	-11,100	-11,100	-10,700	-97.37
Amount of increase/decrease (B-A)	-900	-1,400	-1,400	-900	—
Percentage of increase/decrease (%)	-16.1	—	—	—	—
(Reference) Actual results for the year ended March 31, 2008	14,641	-27,523	-27,516	-29,095	-264.77

5. Reasons for the Revision to Forecast of Business Results

(1) Reasons for the Revision to Forecast of Non-Consolidated Business Results

During the six months ended September 30, 2008, in order to create a profit model which corresponds to the lowering of maximum lending rate due to revision of the Money-Lending Business Control and Regulation Law, the Company has tightened its credit criteria on extension of loans and has selected markets with low bad debt risk that can respond to new interest rates. Outstanding loans, however, have decreased more than expected due to recent economic trends, etc. As a result, operating

revenues, operating income and ordinary income are expected to fall below the initial forecast by 300 million yen, 450 million yen and 450 million yen, respectively.

Furthermore, regarding net loss for the quarter, as the Company recorded gain on sale of fixed assets of 61 million yen and gain on partial repurchase and cancellation of Zero Coupon Convertible Bonds due 2011 of 421 million yen under extraordinary profit, and loss on sale of fixed assets of 66 million yen under extraordinary loss, there is no revision to the initial forecast.

Revision to forecast of business results for the year ending March 31, 2009 was made for the same reason as the revision to forecast of business results for the six months ended September 30, 2008.

(2) Reasons for the Revision to Forecast of Consolidated Business Results

Revision to forecast of consolidated business results was made mainly in accordance with the revision to forecast of non-consolidated business results.

* *The figures of the forecast of business results set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ from the projected figures.*

6. Posting of Extraordinary Items

Gain on sale of fixed assets of 61 million yen and loss on sale of fixed assets of 66 million yen occured, respectively, as a result of sale of rental facilities, "Casa Gran Nishi-Kawaguchi" and "Casa Gran Gotanda".

Gain on cancellation of bonds with stock acquisition rights of 421 million yen occurred as a result of partial repurchase and cancellation of "Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)" of 5,272 million yen.

File Number: 82-4664

(Summary English Translation)

Outline of Quarterly Business Results for the Second Quarter Ended September 30, 2008

November 7, 2008

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Kazuhiro Ito
General Manager of Finance and IR Division
Filing of Quarterly Report:
November 13, 2008 (Scheduled)

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Tel.: (075) 321-6161

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2008 through September 30, 2008)

(1) Consolidated Results of Operations (cumulative)

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2008	¥3,150 million (－%)	-¥11,575 million (－%)	-¥11,568 million (－%)	-¥11,157 million (－%)
Six months ended September 30, 2007	¥8,518 million (－%)	-¥6,007 million (－%)	-¥6,012 million (－%)	-¥5,642 million (－%)

	Net Income Per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2008	-¥101.53	¥－
Six months ended September 30, 2007	-¥51.34	¥－

(Note)
Year-to-year comparisons for the six months ended September 30, 2007 are not provided as the consolidated financial statements have been prepared from the year ended March 31, 2008.

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of September 30, 2008	¥64,893 million	¥20,136 million	31.0%	¥183.24
As of March 31, 2008	¥108,874 million	¥31,310 million	28.8%	¥284.92

(Reference)
Shareholders' equity:
As of September 30, 2008: 20,136 million yen
As of March 31, 2008: 31,310 million yen

2. Dividends

	Dividends per Share				
(Record Date)	End of 1st Quarter	End of 2nd Quarter	End of 3rd Quarter	Year End	Annual
Year ended March 31, 2008	–	¥0.00	–	¥0.00	¥0.00
Year ended March 31, 2009	–	¥0.00	–	–	–
(Forecast) Year ended March 31, 2009	–	–	–	¥0.00	¥0.00

(Note)
Revisions to forecast of dividends during this quarter: None.

3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentage figures are compared to the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Annual	¥4,800 million (-67.3%)	-¥15,900 million (– %)	-¥15,900 million (– %)	-¥16,000 million (– %)	-¥145.60

(Note)
Revisions to forecast of consolidated business results during this quarter: Applicable.

4. Others

(1) Changes in significant subsidiaries during the period (Changes in specified subsidiaries resulting in change in scope of consolidation)

Applicable.

New: 1 (Corporate name: ECOBANCO CORPORATION)
Exception: –

(2) Adoption of simplified accounting method and accounting method specific to preparation of quarterly consolidated financial statements

Not applicable.

(3) Changes in accounting principles, procedures and presentation regarding preparation of quarterly consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of quarterly consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Not applicable.

(4) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
As of September 30, 2008: 114,107,446 shares
As of March 31, 2008: 114,107,446 shares

(ii) Total number of treasury stock as of the end of each period:
As of September 30, 2008: 4,217,812 shares
As of March 31, 2008: 4,217,556 shares

(iii) Average number of outstanding shares for each period (consolidated cumulative period):
Six months ended September 30, 2008: 109,889,700 shares
Six months ended September 30, 2007: 109,890,320 shares

* *Notice for the proper use of the forecast of business results, and other special notations*

1. *The forecast of consolidated business results has been revised.*

2. *The forecast of business results is calculated based on the information which is currently available to the Company, and contains a lot of uncertain factors. Therefore, the actual figures of the results may differ from the forecast figures due to subsequent various factors such as changes in the business operation environment.*

3. *"Accounting Standard for Quarterly Financial Statements" (Accounting Standards Board of Japan ("ASBJ") Statement No. 12) and "Guidance on Accounting Standard for Quarterly Financial Statements" (ASBJ Guidance No. 14) have been applied from the current consolidated fiscal year. Quarterly consolidated financial statements are prepared in accordance with the "Regulations for Quarterly Consolidated Financial Statements".*

File Number: 82-4664

(Translation)

November 21, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Kazuhiro Ito
General Manger of Finance and IR Division
Tel.: (075) 321-6161

Announcement of Establishment of Record Date
for Convocation of Extraordinary General Meeting of Shareholders

The Company hereby announces that it has resolved at the meeting of the Board of Directors held on November 21, 2008 to establish a record date for convocation of an extraordinary general meeting of shareholders, as described below.

1. Establishment of record date, etc. for convocation of general meeting of shareholders

The record date for determination of shareholders entitled to exercise voting rights at the extraordinary general meeting of shareholders to be held early February 2009 has been set as Sunday, December 7, 2008, and shareholders with voting rights who are registered or recorded in the Shareholders' Register and the Register of Beneficial Owners at the closing thereof shall be deemed shareholders entitled to exercise their rights at the extraordinary general meeting of shareholders.

(1) Record date:

Sunday, December 7, 2008

(2) Date of public notice:

Saturday, November 22, 2008

(3) Method of public notice:

To be published in *The Nihon Keizai Shimbun.*

2. Convocation of extraordinary general meeting of shareholders, etc.

Date of general meeting of shareholders:

To be held early February 2009.

Agenda to be submitted:

- To be announced upon determination of further details at the meeting of the Board of Directors to be held.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Quarterly Report

Quarterly reports for the three-month period ended June 30, 2008 and the three-month period ended September 30, 2008, required to be filed under paragraph 1 of Article 24-4-7 of the Financial Instruments and Exchange Law within 45 days after the end of each quarter of each fiscal year, were filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on August 12, 2008 and November 13, 2008, respectively.

Written Confirmation Regarding the Appropriateness and Accuracy of a Quarterly Report

Written confirmations regarding the appropriateness and accuracy of quarterly reports, prepared in accordance with paragraph 1 of Article 24-4-8 of the Financial Instruments and Exchange Law, were filed with the Director of the Kanto Local Finance Bureau through EDINET on August 12, 2008 and November 13, 2008, respectively.

END